SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                 SCHEDULE 13G/A
                                 (Rule 13d-102)

                                ----------------

    INFORMATION TO BE INCLUDED IN STATEMENTS PURSUANT TO RULES 13d-1(b), (c)
             AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                         (Amendment No. _____________)*


                         KNIGHTSBRIDGE FINE WINES, INC.
                                (NAME OF ISSUER)

                          COMMON STOCK, $.001 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   878270 10 7
                                 (CUSIP NUMBER)

                                  JULY 26, 2004
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


     CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS
                               SCHEDULE IS FILED:
                               [ ] RULE 13D-1(B)
                               [ ] RULE 13D-1(C)
                               [X] RULE 13D-1(D)

                                   -----------

     * THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF
 SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD
              ALTER THE DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.


    THE INFORMATION REQUIRED IN THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE
 ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF
  THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE
                                   THE NOTES).

Schedule 13G                                                     PAGE 2 OF 9

CUSIP No. 878270 10 7
--------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S.  IDENTIFICATION  NO. OF ABOVE PERSON
               TriPoint Capital Advisors, LLC (EIN No. 522323474)
--------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)  [ ]
                                                                    (b)  [x]
--------------------------------------------------------------------------------
     (3)  SEC USE ONLY

--------------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
                 Maryland
--------------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES
               -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    2,436,825 (1)
OWNED BY       -----------------------------------------------------------------
EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------
PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    2,436,825
--------------------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
          2,436,825
--------------------------------------------------------------------------------
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES                             [ ]
--------------------------------------------------------------------------------
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
          5.95%
--------------------------------------------------------------------------------
    (12)  TYPE OF REPORTING PERSON
          00
--------------------------------------------------------------------------------








--------------
(1) Represents amount of shares owned after purchasing 1,000,000 shares at $.01 per share. Tripoint owned 823,000 shares; 1,646,000 as of the forward split effective August 13, 2003 and 1,446,000 after a sale of 200,000 at a price of $1.00 per share. Under a 10b5-1 Trading Plan between TriPoint Capital Advisors and View Trade Securities (the "Broker"), the Broker will effect sales of a certain amount of Knightsbridge Fine Wines, Inc. common stock owned by TriPoint according to the formula set forth in the Trading Plan, which is attached hereto as Exhibit 1. TriPoint will update this Schedule 13G when the total amount of shares contemplated by the Trading Plan (500,000) are sold or sooner as required by applicable regulations.

Schedule 13G                                                     PAGE 2 OF 9

CUSIP No. 878270 10 7
--------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S.  IDENTIFICATION  NO. OF ABOVE PERSON
               TriPoint Holdings, LLC (EIN No. 320056160)
--------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)  [ ]
                                                                    (b)  [x]
--------------------------------------------------------------------------------
     (3)  SEC USE ONLY

--------------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
                 Maryland
--------------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES
               -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    2,436,825
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    2,436,825
--------------------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
          2,436,825
--------------------------------------------------------------------------------
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES                             [ ]
--------------------------------------------------------------------------------
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
          5.95%
--------------------------------------------------------------------------------
    (12)  TYPE OF REPORTING PERSON
          00
--------------------------------------------------------------------------------

Schedule 13G                                                     PAGE 3 OF 9

CUSIP No. 878270 10 7
--------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Michael Boswell
--------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)  [ ]
                                                                    (b)  [x]
--------------------------------------------------------------------------------
     (3)  SEC USE ONLY

--------------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
                 United States
--------------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    2,436,825
OWNED BY       -----------------------------------------------------------------
EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    2,436,825
--------------------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
          2,436,825
--------------------------------------------------------------------------------
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES                             [ ]
--------------------------------------------------------------------------------
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
          5.95%
--------------------------------------------------------------------------------
    (12)  TYPE OF REPORTING PERSON
          IN
--------------------------------------------------------------------------------

Schedule 13G                                                     PAGE 4 OF 9

CUSIP No. 878270 10 7
--------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Louis Taubman
--------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) [ ]
                                                                    (b) [x]
--------------------------------------------------------------------------------
     (3)  SEC USE ONLY

--------------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
                 United States
--------------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES
                ----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    2,436,825
OWNED BY
                ----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING
                ----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    2,436,825

--------------------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
          2,436,825
--------------------------------------------------------------------------------
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES                             [ ]
--------------------------------------------------------------------------------
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
          5.95%
--------------------------------------------------------------------------------
    (12)  TYPE OF REPORTING PERSON

          IN
--------------------------------------------------------------------------------

Schedule 13G                                                     PAGE 5 OF 9

CUSIP No. 878270 10 7
--------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Mark Elenowitz
--------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) [ ]
                                                                    (b) [x]
--------------------------------------------------------------------------------
     (3)  SEC USE ONLY

--------------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
                 United States
--------------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES
                ----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    2,436,825
OWNED BY
                ----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING
                ----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    2,436,825

--------------------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
          2,436,825
--------------------------------------------------------------------------------
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES                             [ ]
--------------------------------------------------------------------------------
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
          5.95%
--------------------------------------------------------------------------------
    (12)  TYPE OF REPORTING PERSON

          IN
--------------------------------------------------------------------------------

Schedule 13G                                                     PAGE 6 OF 9

ITEM 1(a).  NAME OF ISSUER:
             KNIGHTSBRIDGE FINE WINES, INC.

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
             One Kirkland Ranch Road, Napa, California 94558


ITEM 2(a).  NAME OF PERSON FILING:

     This statement is filed by:

          (i) TriPoint Capital Advisors, LLC ("TriPoint"), a Maryland limited liability company, with respect to the Securities beneficially owned by it;
          (ii) TriPoint Holdings, LLC ("Holdings"), a Maryland limited liability company, is a holding company that owns 100% of TriPoint.
          (iii)-(v) Michael Boswell, Louis Taubman and Mark Elenowitz are the Managers of TriPoint and Holdings.

              The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Schedule 13G                                                  PAGE 7 OF 9

ITEM 2(b).  ADDRESS OF PRINCIPAL OFFICE OR, IF NONE, RESIDENCE:
            The business address of each of the Reporting Persons is 400 Professional Drive, Suite 310, Gaithersburg, Maryland 20879.

ITEM 2(c).  CITIZENSHIP:
            TriPoint and Holdings are Maryland limited liability companies. Michael Boswell, Louis Taubman and Mark Elenowitz are United States citizens.

ITEM 2(d).  TITLE OF CLASS OF SECURITIES: Common Stock,$.001 par value

ITEM 2(e).  CUSIP NUMBER: 878270 10 7

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

            (a)  [ ]   Broker or dealer registered under Section 15 of the Act

            (b)  [ ]   Bank as defined in Section 3(a)(6) of the Act

            (c)  [ ]   Insurance  Company as defined in Section 3(a)(19) of  the
                       Act

            (d)  [ ]   Investment  Company  registered  under  Section 8 of the
                       Investment Company Act of 1940

            (e)  [ ]   Investment  Adviser  registered under Section 203 of the
                       Investment Advisers Act of 1940: see Rule 13d-1(b)(1)
                       (ii)(E)

            (f)  [ ]   Employee Benefit Plan,  Pension Fund which is subject to
                       the provisions of the Employee Retirement Income Security
                       Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)
                       (ii)(F)

            (g)  [ ]   Parent Holding Company, in accordance with Rule 13d-1(b)
                       (ii)(G);

            (h)  [ ]   Savings  Associations  as defined in Section 3(b) of  the
                       Federal Deposit Insurance Act;

            (i)  [ ]   Church Plan that is excluded  from the  definition  of an
                       investment  company   under   Section  3(c) (14)  of  the
                       Investment Company Act of 1940;

Schedule 13G                                                    PAGE 7 OF 9

            (j)  [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

         IF THIS STATEMENT IS FILED PURSUANT TO Rule 13d-1(c), CHECK THIS
         BOX. [x]


ITEM 4.     OWNERSHIP.

         TriPoint is a Maryland limited liability company, which is 100% owned by Holdings. Messrs. Michael Boswell, Louis Taubman and Mark Elenowitz are the Managers of TriPoint and Holdings and, as such, they may be deemed to control such entities and therefore be the beneficial owners of the securities in this Schedule 13G.

       A. TRIPOINT

        (a) Amount beneficially owned: 2,436,825
        (b) Percent of class: 5.95%
            (All percentages herein are based on 40,928,297 shares of common stock issued and outstanding as of July 26, 2004.
        (c) Number of shares as to which such person has:
                 (i)    sole power to vote or to direct the vote
                        0
                 (ii)   shared power to vote or to direct the vote
                        2,436,825
                 (iii)  sole power to dispose or to direct the disposition of
                        0
                 (iv) shared power to dispose or to direct the disposition of 2,436,825

       B. HOLDINGS
        (a) Amount beneficially owned: 2,436,825
        (b) Percent of class:  5.95%
            (All percentages herein are based on 40,928,297 shares of Common Stock issued and outstanding as of July 26, 2004.
        (c) Number of shares as to which such person has:
                 (i)    sole power to vote or to direct the vote
                        0
                 (ii)   shared power to vote or to direct the vote
                        2,436,825
                 (iii)  sole power to dispose or to direct the disposition of
                        0
                 (iv) shared power to dispose or to direct the disposition of 2,436,825


       C. Michael Boswell
        (a) Amount beneficially owned: 2,436,825
        (b) Percent of class: 5.95%
        (c) Number of shares as to which such person has:
                 (i)    sole power to vote or to direct the vote
                        0
                 (ii)   shared power to vote or to direct the vote
                        2,436,825
                 (iii)  sole power to dispose or to direct the disposition of
                        0
                 (iv) shared power to dispose or to direct the disposition of 2,436,825

       D. Louis Taubman
        (a) Amount beneficially  owned:  2,436,825
        (b) Percent of class: 5.95%
        (c) Number of shares as to which such person has:
                 (i)    sole power to vote or to direct the vote
                        0
                 (ii)   shared  power  to vote or to  direct  the  vote
                        2,436,825
                 (iii)  sole  power to dispose or to direct the disposition of
                        0
                 (iv) shared power to dispose or to direct the disposition of 2,436,825

       E. Mark Elenowitz
        (a) Amount beneficially owned:  2,436,825
        (b) Percent of class: 5.95%
        (c) Number of shares as to which such person has:
                 (i)    sole power to vote or to direct the vote
                        0
                 (ii)   shared  power  to vote or to  direct  the  vote
                        2,436,825
                 (iii)  sole power to dispose or to direct the disposition of
                        0
                 (iv) shared power to dispose or to direct the disposition of 2,436,825

           Schedule 13G                                         PAGE 8 OF 9


ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
          Not Applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON. Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
          Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
          Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.
          Not applicable.

Schedule 13G                                                    PAGE 9 OF 9

ITEM 10.  CERTIFICATION.  (if filing pursuant to Rule 13d-1(c))

          Each of the Reporting Persons hereby make the following certification:

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the Securities and were not acquired and not held in connection with or as a participant in any transaction having that purpose or effect.


                                                                      SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  July 26, 2004               /s/ Michael Boswell
                                    --------------------------------------------
                                    Michael Boswell, individually and as Manager
                                    of TriPoint Capital Advisors,  LLC and
                                    TriPoint Holdings, LLC


                                    /s/ Louis Taubman
                                    --------------------------------------------
                                    Louis Taubman, individually and as Manager
                                    of TriPoint Capital Advisors, LLC and
                                    TriPoint Holdings, LLC


                                    /s/ Mark Elenowitz
                                    --------------------------------------------
                                    Mark Elenowitz, individually and as Manager
                                    of TriPoint Capital Advisors, LLC and
                                    TriPoint Holdings, LLC

Exhibit

                                                                       Exhibit 1



                                  TRADING PLAN

This Trading Plan, dated July 26, 2004 (the "Trading Plan"), between Tripoint Capital Advisors, LLC (the "Seller") and View Trade Securities c/o Brian Herman (the "Broker").

WHEREAS, the Seller desires to establish this Trading Plan to sell a certain amount of Knightsbridge Fine Wines, Inc. (the "Issuer") common stock, par value $.001 per share (the "Common Stock"); and

WHEREAS the Seller desires to engage Broker to effect sales of shares of the Common Stock in accordance with the Trading Plan;

NOW, THEREFORE, the Seller and Broker hereby agree as follows:

     1.   TRADING REQUIREMENTS (AMOUNT/PRICE/DATE).

          Broker shall effect a sale or series of sales (each a "Sale") which individually or in the aggregate equal (x) shares of Common Stock at the market price of the Common Stock trading as reported on the Over the Counter Bulletin Board (or such other exchange or market on which the Common Stock is then primarily trading), beginning on the first trading day of each week and ending on the last trading day of such week. For purposes of this paragraph 1, (x) shall be an amount of shares of Common Stock equal to five (5%) of the previous trading week's reported volume on the Over the Counter Bulletin Board (or such other exchange or market on which the Common Stock is then primarily trading).

     2. EFFECTIVE DATE/TERMINATION. This Trading Plan shall become effective on August 1, 2004 and shall terminate upon:

          (a) the earlier of (i) August 1, 2005, (ii) 500,000 shares of the Seller's Common Stock have been sold pursuant to this Trading Plan;

          (b)  the dissolution of the Seller; or

          (c) if at any time any trade contemplated hereunder shall result in a violation or adverse consequence under the applicable securities laws.

     3. MODIFICATIONS. This Trading Plan may be modified by the Seller provided that such modification is in writing, made in good faith and not as part of a plan or scheme to evade prohibitions of Rule 10b-5 under the Securities Exchange Act of 1934 (the "Exchange Act"), as amended and pre-cleared or acknowledged by the Issuer's designated legal officer.

     4. MARKET DISRUPTION OR OTHER DISRUPTION. Seller understand that Broker may not be able to effect a Sale due to a market disruption or a legal, regulatory or contractual restriction applicable to the Broker or to the relevant market. If any Sale cannot be executed as required by paragraph 1 above due to a market disruption, a legal, regulatory or contractual restriction applicable to the Broker or any other event, Broker shall effect such Sale as promptly as practical after the cessation or termination of such market disruption, applicable restriction or other event, provided that, the Sale complies with the Trading Requirements as provided in paragraph 1 above.

     5. SELLER REPRESENTATIONS AND WARRANTIES. Seller represents and warrants that:

          (a) Seller is not aware at the time of his or her execution hereof of material nonpublic information with respect to the Issuer or any securities of the Issuer (including the common Stock) and is entering into this Trading Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1 under the Exchange Act.

          (b) Seller is currently able to sell shares of Common Stock in accordance with the Issuer's insider trading policies and Seller has obtained the written approval of the issuer to enter into this Trading Plan.

     6.   COMPLIANCE WITH THE SECURITIES LAWS.

          (a)  It is the intent of the  parties  that this  Trading  Plan comply with the requirements o Rule 10b5-1(c)(1)(i)(B) under the Exchange Act and this Trading Plan shall be interpreted to comply with the requirements of Rule 10b5-1(c) under the Exchange Act.

          (b) Seller agrees to make all filings, if any, required under Sections 13(d) and 16 of the Exchange Act.

     7. GOVERNING LAW. This Trading Plan shall be governed by and construed in accordance with the laws of New York.


[REMAINDER OF PAGE I NTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, THE undersigned have signed this Trading Plan as of the date first written above.



                                             ------------------------
                                             Seller

                                             ------------------------
                                             Broker



Acknowledged:

Issuer

----------------------
Name: Joel Shapiro
Title:   President CEO